Exhibit 12.1

Statement Re:

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31,					Nine Months Ended September 30, 2003
	1998	1999	2000	2001	2002
Income (loss) before provision (benefit) for income taxes, equity in net loss of unconsolidated affiliate and cumulative effect of change in accounting principle	$(22,196)	$(17,553)	$(9,661)	$5,247	$(106,813)	$(79,550)
Fixed charges	1,700	220	204	4,865	9,392	8,244

Income (loss) as adjusted	$(20,496)	$(17,333)	$(9,457)	$10,112	$(97,421)	$(71,306)

Fixed charges:
Interest expense	$1,539	$8	$3	$4,615	$9,065	$8,013
Interest portion of rent expense	161	212	201	250	327	231

Total fixed charges	$1,700	$220	$204	$4,865	$9,392	$8,244

Deficiency of earnings available to cover fixed charges	$(22,196)	$(17,553)	$(9,661)	$—	$(106,813)	$(79,550)
Ratio of earnings to fixed changes	—	—	—	2.08	—	—